Algonquin Power & Utilities Corp. Announces Dates for Second Quarter 2022 Financial Results and Conference Call

OAKVILLE, Ontario – July 13, 2022 – Algonquin Power & Utilities Corp. ("AQN") (TSX/NYSE: AQN) today announced plans to release its second quarter 2022 financial results on Thursday, August 11, 2022, after market close. AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 12, 2022, hosted by President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Arthur Kacprzak.
Conference call details are as follows:

Date:	Friday, August 12, 2022
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(800) 806-5484
	Toll Dial-In Number	(416) 641-6104
	Event Passcode	2602549#
Webcast:	https:// edge.media-server.com/mmc/p/e2rpq7md
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.

Visit AQN at www. algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500